CEREVEL THERAPEUTICS HOLDINGS, INC.

222 Jacobs Street, Suite 200

Cambridge MA 02141

VIA EDGAR

November 18, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Cerevel Therapeutics Holdings, Inc.

Acceleration Request for Registration Statement on Form S-3

Filed November 10, 2021

File No. 333-260945

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cerevel Therapeutics Holdings, Inc. hereby requests that the effective date and time of the above-referenced registration statement be accelerated to November 22, 2021, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Arthur McGivern of Goodwin Procter LLP at (617) 570 1971.

Sincerely,

CEREVEL THERAPEUTICS HOLDINGS, INC.

/s/ N. Anthony Coles
N. Anthony Coles
Chief Executive Officer

cc: Scott M. Akamine, Cerevel Therapeutics Holdings, Inc.

John Mei, Cerevel Therapeutics Holdings, Inc.

Stuart M. Cable, Goodwin Procter LLP

Arthur R. McGivern, Goodwin Procter LLP